HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

(With Report of Independent Registered Public
Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Haitong Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
340 Madison Avenue, 12th Floor
(No. and Street)

New York (City) NY (State) 10173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes 212-351-6012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haitong Securities USA LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CFO

PERRY SIMONE
Notary Public - State of New York
NO. 01SI6144087
Qualified In New York County
My Commission Expires 4-24-22

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG SECURITIES USA LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Haitong Securities USA LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haitong Securities USA LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York

March 14, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets

Cash	$	2,615,422
Deposits with clearing firm		541,618
Fixed assets (net of accumulated depreciation of $4,380,515)		897,918
Artwork		622,409
Receivable from affiliate		506,971
Prepaid expenses		182,692
Other assets		68,092
Total assets	$	5,435,122

Liabilities and member's deficit

Liabilities		
Accrued expenses	$	930,463
Other liabilities		21,387
		951,850
Subordinated borrowings		7,566,500
Member's deficit		(3,083,228)
Total liabilities and member's deficit	$	5,435,122

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Haitong Securities USA LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Haitong International BVI (the "Parent"), a wholly-owned subsidiary of Haitong International Securities Group Limited, a publically listed company. The Company was created on September 30, 2015 and was registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as an introducing broker-dealer as of September 28, 2016. The principal businesses of the Company are to act as a broker-dealer, retailing corporate equity securities and selling corporate and sovereign debt securities, underwriting or as a selling group participant (on a best efforts basis), investment advisory services (including structured financial products), trading for own account, in the private placement of securities, in mergers and acquisitions and acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934 and to distribute third party research.

On December 15, 2017, the Parent entered into a Purchase Agreement with Haitong Bank, S.A. to purchase the Membership Interests of the Company. The Parent is a wholly-owned subsidiary of Haitong International Securities Group Limited, a publically listed company with a substantial capital base. The Purchase transaction was completed on February 23, 2018.

The Company acts as an introducing broker in securities and fixed income. The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

The Company's financial statements contain a substantial number of related party transactions with the Parent and affiliates. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. Haitong International Securities Group Limited, the ultimate parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect the following significant accounting policies.

Cash and Balances at Clearing firm

The Company has cash held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company maintains a required deposit of $500,000 at the clearing broker. The Company has not experienced any losses in these accounts and believes it is not subject to any significant credit risk on these balances.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. operations of the Parent.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fixed assets

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets were contributed by the Parent at their net book values.

Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018, upon adoption of the new revenue recognition policy. The Company did not elect to use practical expedients.

Revenue from contracts with customers includes service fee income from cost plus arrangement, advisory income from investment banking management services, expense sharing revenue and research. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

Accounts receivable and contract balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There are no contract assets as of January 1, 2018 and December 31, 2018.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 12, 2018 (date of registration) and December 31, 2018, there were no contract liabilities.

3. Related Party Transactions

Effective January 1, 2017 the Company entered into a Services Agreement with Haitong Bank S.A. and Haitong Ireland to provide the Company with reimbursement of costs (plus 10%) for costs relating to the Emerging Markets Fixed Income business of the Company. This agreement was terminated in February 2018. These fees were paid in full at December 31, 2018.

Effective February 12th, 2018 the Company entered into a Services Agreement with Haitong International Securities Group Limited and Haitong International Financial Products Limited to provide the Company with reimbursement of costs (plus 10%) for costs relating to the Emerging Markets Fixed Income business of the Company. At December 31, 2018 the related receivable under the Services Agreement was $378,885 and is included in due from affiliate on the statement of financial condition.

Additionally in March 2018, the Company entered into an agreement with Haitong International Securities (USA) Inc. ("HISI") to provide services such as premises, equipment, communications and support staff to HISI. At December 31, 2018 the related receivable under the agreement was $128,086 and is included in due from affiliate on the statement of financial condition.

The Company has an operating lease, for office space, from the Parent which expires on April 30, 2021. Future annual minimum payments are as follows:

Year ending December 31,		
2019	$	1,093,500
2020		1,093,500
2021		364,500
	$	2,551,500

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

4. Fixed Assets

As of December 31, 2018, the Company had fixed assets consisting of the following:

Software	$ 1,350,094
Leasehold improvements	2,087,242
Computer equipment	584,548
Image and sound equipment	129,787
Transmission equipment	479,265
Security equipment	110,922
Furniture	536,575
	5,278,433
Accumulated depreciation	(4,380,515)
	$ 897,918

5. Income Taxes

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. From January 1, 2018 through February 24, 2018 the Company was a single-member LLC and was included in the federal and state tax return of the Parent. On February 25, 2018, the LLC filed election to be treated as a U.S. domestic corporation for U.S. tax purposes and as a result, the Company will file an annual U.S. income tax return for the period February 23rd, 2018 through December 31, 2018 tax year ended December 31, 2018. For the period in which the Company was subject to corporate tax, the Company has accrued an income tax provision in accordance with ASC 740.

As of December 31, 2018, the deferred tax assets resulted primarily from timing difference between book and tax deductions relative to interest expense and goodwill amortization as well as net operating loss carryforwards available for federal income tax purposes of approximately $4,600,000, which will never expire.

As of December 31, 2018, the Company set up a 100% valuation allowance against its deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2018 was an increase of approximately $4,400,000. In assessing if deferred tax assets can be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $2,205,184, which was $1,955,184 in excess of the amount required of $250,000.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

7. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent with an outstanding principal balance of $7,400,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 3.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable at December 31, 2018, was $166,500. The maturity date for this subordinated loan is April 13, 2033.

On April 13, 2018, the Company repaid an earlier FINRA approved subordinated loan agreement with Haitong Bank, S.A. with an outstanding principal balance of $7,000,000. The Company also repaid accrued interest on the loan of $420,000.

8. Accounting Developments

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current U.S. GAAP. Accounting by lessors remains largely unchanged from current U.S. GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset of $2,476,430 and related lease liability of $2,476,430 upon the adoption of this accounting standard update.

9. Exemption from Rule 15c3-3

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

10. Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements.

11. 401k Plan

The Company maintains a 401k plan (the "Plan") under the Safe Harbor provisions of section 401k of the Internal Revenue Code. The plan is funded by the employee and employer contributions. Employer contributions will equal 100% of employee contributions up to 4% of Plan compensation.

12. Concentration

Other than revenue from related parties, the Company had one major customer, which made up 17% of total revenue for the year ended December 31, 2018. There was no receivable from this customer at December 31, 2018.